

March 17, 2021

To the **Members and Peter Goodman**
CEO
Kazoo, LLC
Washington, D.C

Re: **Letter Transmitting Unaudited Financial Statements Reports**

Enclosed is a copy of Kazoo LLC's financial statements for December 31, 2020 and our accountant's review report on those financial statements. We conducted our review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA and complied with the AICPA's *Code of Professional Conduct*, including the ethical principles of integrity, objectivity, professional competence, and due care.

You agreed to include our accountant's unaudited report in any document containing financial statements that indicates that such financial statements have been reviewed by us and, prior to inclusion of the report, to obtain our permission to do so. Please, refer to our engagement letter dated March 3, 2021 for the terms and responsibilities of each party.

We appreciate the opportunity to be of service to you.

Very truly yours,

LNB Accounting

Concord, California

KAZOO, LLC

UNAUDITED FINANCIAL STATEMENTS
DECEMBER 31, 2020

With Comparative Totals as of December 31, 2019

KAZOO, LLC
Table of Contents
December 31, 2020 and 2019



INDEPENDENT ACCOUNTANT'S REPORT

To the Members and Management
Kazoo, LLC
Washington, D.C

We have reviewed the accompanying financial statements of Kazoo, LLC (a District of Columbia limited liability company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Report on 2019 Financial Statements

The financial statements of Kazoo, LLC as of December 31, 2019, were reviewed by other accountants whose report dated February 3, 2020, stated that based on their procedures, they are not aware of any material modifications that should be made to those financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

LNB Accounting

Concord, California
March 17, 2021

KAZOO, LLC
Balance Sheets (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 8,012	$ 10,306
Total Current Assets	8,012	10,306
Non-Current Assets		
App Development Costs	425,456	317,913
Intangibles, Net	13,793	-
(Less Accumulated Amortization)	(2,299)	-
Total Non-Current Assets	436,950	317,913
Total Assets	$ 444,962	$ 328,219
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Current Liabilities		
Notes Payable - Current	$ 109,815	$ 106,410
Other Current Liabilities	7,532	-
Total Current Liabilities	117,347	106,410
Long Term Liabilities		
Notes Payable - Related Parties	384,632	335,940
Convertible Debt	165,198	-
Total Long Term Liabilites	549,830	335,940
Member's Equity (Deficit)		-
Membership Units - Series B, 20,000,000 Authorized; 4,015,020 Issued and Outstanding		-
Series B, No Par Value, 4,000,020 Issued and Outstanding	1,095	1,095
Series B, Par Value $1/Unit, 15,00 Issued and Outstanding	15,000	15,000
Total Membership Units - Servies B, 20,000,000 Authorized; 4,015,020 Issued and Outstanding	16,095	16,095
Retained Earnings	(238,310)	(130,226)
Total Liabilities and Members' Equity	$ 444,962	$ 328,219

See accompanying notes.

	2020	2019
Operating Income		
Sales	$ -	$ -
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
General and Administrative	12,745	26,714
Marketing and Advertising	11,569	11,989
Professional Fees	26,264	64,512
Software and Technology	16,595	-
Depreciation and Amortization	2,299	-
Total Operating Expenses	69,472	103,215
Net Operating Income (Loss)	(69,472)	(103,215)
Other Income and Expense		
Tax Exempt Income	2,000	-
Interest Expense	(40,612)	(25,863)
Organizational Costs	-	(1,148)
Total Other Income and Expense	(38,612)	(27,011)
Net Income (Loss) Before Provision for Income Tax	(108,084)	(130,226)
Provision for Taxes	-	-
Net Income (Loss)	$ (108,084)	$ (130,226)

See accompanying notes.

KAZOO, LLC
Statements of Cash Flows (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	2020	2019
Cash Flows From Operating Activies		
Net Loss	$ (108,084)	$ (130,226)
Adjustment to reconcile net loss to		
net cash from operating activities		
Amortization	2,299	-
Interest expense attributable to amortization of debt		
increase accrued interest	40,347	23,438
Syndication Cost	(13,793)	-
Net Cash Flows From Operating Activities	(79,231)	(106,788)
Cash Flows From Investing Activities		
App Development	(107,543)	(317,913)
Net Cash Flows From Investing Activities	(107,543)	(317,913)
Cash Flows From Financing Activies		
Proceeds from issuance of long-term notes	160,814	418,912
Debt repayments	(3,834)	-
Issuance	-	16,095
Financing from related parties	27,500	-
Net Cash Flows From Financing Activities	$ 184,480	$ 435,007
Net Change in Cash	(2,294)	10,306
Cash at Beginning of Period	10,306	-
Cash at End of Period	8,012	10,306

See accompanying notes.

KAZOO, LLC
Statements of Members' Equity (Unaudited)
Year Ended December 31, 2020
(With comparative totals for 2019)

	Series B Member Units Issued, No Par Value - 4,000,020 units	Series B Member Units Issued, at $1/Unit - 15,000 units	Retained Earnings Deficit	Total Members' Equity
Balance, April 1, 2019	$ -	-	-	$ -
Net Income (Loss)	-	-	(130,226)	(130,226)
Member Contributions	1,095	15,000	-	16,095
Balance, December 31, 2019	1,095	15,000	(130,226)	(114,131)
Net Income (Loss)	-	-	(108,084)	(108,084)
Balance, December 31, 2020	$ 1,095	15,000	(238,310)	$ (222,215)

See accompanying notes.

NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

Kazoo, LLC ("the Company") is a limited liability company ("LLC") formed under the laws of the District of Columbia on April 01, 2019.

The Company developed an app platform designed for the B2B and B2C markets that uniquely aggregates multiple technologies to ensure a fluid user experience. It is the first and only app platform in the market designed to provide essential mobile security, social, location, and communications features all in one product. The Company's powerful technology provides encrypted safety capabilities that enable users to stream on-scene live video streaming with thetap of a button for instant notification to emergency contacts and law enforcement.

The Company's plan is to grow its revenues significantly by launching its iOS and Android versions of its technology. The Company intends to license its technology via a white label technology to companies in the telecom, ridesharing, tourism, and home security sectors.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

Launching and funding the app platform requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangibles

App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles until implementation. The Company will use the straight-line method of amortization once the Company launches

the app platform. Amortization was recorded during the current reporting period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2020. The following is a summary of intangibles as of December 31, 2020 and 2019.

	12/31/2020	12/31/2019
App Development Cost	425,456	317,913
(Less Accumulated Amortization)	(2,299)	-
Intangibles, net	423,157	317,913
Amortization Expense	2,299	-

Expenses

The Company records expenses in the period incurred.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company operates as a limited liability company. As such, income and expenses of the Company are passed through to the members and are reported on the individual income tax returns. As a limited liability company, the Company is not required to pay federal or state income taxes. However, the Company is subject to certain state, excise, franchise and license fees; the provision for income taxes reflected in the accompanying consolidated financial statements consists primarily of such items.

The Company evaluates its uncertain tax positions and would recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position of for all uncertain tax positions in the aggregate could differ from the amount recognized. Management does not believe that the Company has any uncertain tax provisions.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds thatare readily convertible to known amounts of cash within 90 days from the date of purchase. Allcash balances are held at major banking institutions.

Notes Payable – Current and Non-Current

The Company entered into an unsecured promissory note with a private company for services provided during 2019 for the principal amount of $106,410. The note bears an interest rate of 3.20% per annum with principal and interest payments due quarterly. The principal balances are to be paid in full on or before the note mature on December 2021. The balance of the note plus accrued interest was $109,815 at December 31, 2020.

The Company also entered into a convertible promissory note in April 2020 with a crowdfunding service for the principal amount of $160,814. The convertible note bears a simple interest rate of 5.00% per annum to be computed on the basis of a year of 365 days for the actual number of days elapses. The maturity date is 36 months after the date of the note and the note shall be converted into units of Preferred units of the Company upon a change of control, a qualified financing, or at or after maturity. The balance of the convertible note plus accrued interest was $165,198 at December 31, 2020.

Member's Equity

The Company has authorized three series of Membership Interests Units. As of December 31,2020, authorized, issued, and outstanding member interests' units were as follows:

	Authorized	Issued
Series A Units	20,000,000	0
Series B Units	20,000,000	4,015,020
Series C Units	10,000,000	0

Series A Units will be offered and sold, at one time or from time to time as determined by the Board, at a price determined by the Board. The holders of Series A Unitsshall not be entitled to vote on any matter.

Series B Units were issued by the Company. Each Series B Unit shall entitle the holder thereof to one vote. All outstanding Series B Units were issued to founding members or related parties during the period from April 01, 2019 (inception) through December 31, 2019, in exchange for cash and other assets valued at $16,095. As of December 2020, the Company losses were allocated to members per proportion of membership units, resulting in decrease in value as detailed below:

	Units	Amount at 12/31/2020	Amount at 12/31/2019
Series B Member units issued at no par	4,000,020	$1,095	$1,095
Series B Member units issued at $1/unit	15,000	$15,000	$15,000
Total Series B Members Units Issued	4,015,020	$16,095	$16,095

Series C Units ("Incentive Shares") will be reserved for issuance by the Board for no consideration to employees and/or consultants to the Company. The holders of Series C Units shall not be entitled to vote on any matter.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements. The reclassification has no effect on the reported results of operations.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:
- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided onsuch deposits.

NOTE E - RELATED PARTY TRANSACTIONS - NOTES PAYABLE

The Company obtains temporary funding to cover operational costs from its three main founders. During 2019, the Company entered into various unsecured promissory notes with the founding members. The notes bear interest at 10% per annum. The principal and accrued interest are due within thirty days of the founding member providing the Company written noticeof demand. At December 31, 2020 the total combined balance of the notes (principal and accrued interest) was $384,632.

NOTE F - MEMBER LIABILITY

The Company is organized as a limited liability company under the laws of the District of Columbia. As such, the liability of members of the Company for the financial obligations of theCompany are limited to each members' contribution of capital to the Company.

NOTE G - SUBSEQUENT EVENTS

In preparing these financial statements, management has evaluated and disclosed all material subsequent events up to March 17, 2021, which is the date that the financial statements were available to be issued. There were no subsequent events to disclose.